EXHIBIT 99.1

Canagold Appoints Chris Pharness as Senior Vice President

Sustainability and Permitting

Vancouver, B.C. – January 4, 2024 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) announces today that the Company has appointed Mr. Chris Pharness as Senior Vice President Sustainability and Permitting, effective immediately.

Mr. Pharness has 30 years of experience as an Environmental Professional. He has a proven record of success in community engagement, relationship building and negotiation, and demonstrated achievement in project permitting, Environmental Assessment, and environmental and regulatory compliance.  For the past decade Mr. Pharness has represented Barkerville Goldmines Ltd. as VP Environment and Sustainability and more recently with Osisko Development Corps. as VP Sustainable Development, after Osisko Acquired Barkerville in 2019. During this period, he:

•	Led Indigenous relationships, engagement, consultation and negotiations through Bonanza Ledge Mine Permit Amendment Process, Cariboo Gold Project Environmental Assessment, and various exploration activities.

•	Initiated and led the Cariboo Gold Project Environmental Assessment baseline studies, initial Project description, Early Engagement phase and Detailed Project Description. He successfully adhered to regulated timelines to distinguish the Cariboo Gold Project as being the first major project through the BC Environmental Assessment updated process.

Canagold CEO, Catalin Kilofliski said, “Chris is uniquely qualified for bringing New Polaris through permitting in British Columbia. He has vast experience identifying and communicating solutions to complex social, environmental, and regulatory issues for Sustainable Natural Resource Development. He has extensive personal and professional experience and insight working with Indigenous communities and is passionate about producing positive outcomes in Indigenous / resource industry relationships.

“We are excited that Chris will continue to nurture our relationship with the Taku River Tlingit First Nation (TRTFN) and the stakeholders in and around Atlin, B.C. as we advance the New Polaris high grade gold project through feasibility, permitting and ultimately into production.”

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About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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